UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 2, 2012

Commission File Number 001-33725

Textainer Group Holdings Limited

(Translation of registrant’s name into English)

Century House

16 Par-La-Ville Road

Hamilton HM 08

Bermuda

(441) 296-2500

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This report contains a copy of the press release entitled “Textainer Acquires 81,000 TEU Managed Container Portfolio,” dated October 2, 2012.

Exhibit

1.	Press Release dated October 2, 2012

Exhibit 1

Textainer Acquires 81,000 TEU Managed Container Portfolio

Acquisition Marks a Milestone with Two-Thirds of Container Fleet Now Owned

HAMILTON, Bermuda, October 2, 2012 (BUSINESS WIRE) — Textainer Group Holdings Limited (NYSE: TGH) (“Textainer”, “we”, and “our”), the world’s largest lessor of intermodal containers based on fleet size, today announced that it acquired approximately 81,000 TEU (twenty-foot equivalent units) of standard dry freight containers from its managed fleet for approximately $98 million. The acquisition increases the percentage of Textainer’s owned fleet to 66%.

“We have long stated that Textainer’s strategy is to increase both our overall fleet and the portion which we own. This acquisition demonstrates our success in implementing this strategy,” commented Philip K. Brewer, Textainer President and Chief Executive Officer.

“This is Textainer’s second large managed container acquisition announcement in the past month, totaling more than $164 million, and evidences our ability to deploy our recently raised equity ahead of initial expectations. With these recent transactions, we expect that 2012 capital expenditures will be at record levels.”

“The acquired managed container portfolios are seasoned income producing assets. We expect these transactions will be immediately accretive to earnings and to contribute to long-term growth in shareholder value. The acquisition marks a milestone as two-thirds of our fleet is now owned,” concluded Mr. Brewer.

About Textainer Group Holdings Limited

Textainer Group Holdings Limited and its subsidiaries (“Textainer”) has operated since 1979 and is the world’s largest lessor of intermodal containers based on fleet size. As of the most recent quarter end, Textainer had more than 1.7 million containers, representing more than 2.6 million TEU, in its owned and managed fleet. Textainer leases dry freight, dry freight specialized, and refrigerated containers. Textainer is one of the largest purchasers of new containers as well as one of the largest sellers of used containers. Textainer leases containers to approximately 400 shipping lines and other lessees and sells containers to more than 1,100 customers worldwide. Textainer provides services worldwide via a network of regional and area offices, as well as independent depots. More information is available on the Company’s website at http://investor.textainer.com

Important Cautionary Information Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of U.S. securities laws. Forward-looking statements include statements that are not statements of historical facts and include, without limitation, statements regarding: (i) the successful implementation of our strategy to increase our fleet and the owned portion of our fleet, (ii) our ability to deploy capital faster than expected, (iii) anticipated record capital expenditures in 2012 and (iv) our belief that we entered into immediately accretive transactions that grow shareholder value. For a discussion of some of these risks and uncertainties, see Item 3 “Key Information-- Risk Factors” in Textainer’s Annual Report on Form 20-F/A filed with the Securities and Exchange Commission on June 27, 2012.

Textainer’s views, estimates, plans and outlook as described within this document may change subsequent to the release of this press release. Textainer is under no obligation to modify or update any or all of the statements it has made herein despite any subsequent changes Textainer may make in its views, estimates, plans or outlook for the future.

Contact:

Thomas J. Gallo, +1 415-658-8227

Investor Relations Director

ir@textainer.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 2, 2012

Textainer Group Holdings Limited

/s/ PHILIP K. BREWER
Philip K. Brewer
President and Chief Executive Officer

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